UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 28, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐

This Form 6-K consists of the Media Release of UBS AG, which appears immediately following this page.

UBS
Media Relations
Tel. +41-44-234 85 00
28 April 2011
Media Release
Results of UBS AG’s Annual General Meeting
At the Annual General Meeting on April 28, 2011, UBS shareholders reelected the members of the Board of Directors, with Joseph Yam being newly elected to the Board. The Annual General Meeting was attended by 2,077 shareholders, representing 1,520,014,923 votes.
Basel, 28 April 2011 — At the Annual General Meeting on April 28, 2011, UBS AG’s shareholders approved the Annual Report and Group Financial Statements for 2010 and reaffirmed Ernst & Young Ltd., Basel, as auditors.
In a consultative vote, shareholders ratified the 2010 Compensation Report with 64.40% of the vote. They also granted discharge to the members of the Board of Directors and the Group Executive Board for 2010 (97.82%).
Elections to the Board of Directors
At the Annual General Meeting, the following Board members were reelected: Kaspar Villiger (96.96%), Michel Demaré (98.99%), David Sidwell (98.87%), Rainer-Marc Frey (98.12%), Bruno Gehrig (91.70%), Ann F. Godbehere (98.87%), Axel P. Lehmann (98.98%), Wolfgang Mayrhuber (91.12%), Helmut Panke (91.23%) and William G. Parrett (98.85%). Joseph Yam (98.69%) was newly elected to the Board.
Kaspar Villiger retains his position as Chairman of the Board of Directors, Michel Demaré as Vice Chairman and David Sidwell as Senior Independent Director, as intended by the Board members in the event of their reelection.
Detailed CVs of all the members of the Board of Directors are available at www.ubs.com/bod
UBS AG
Media Contacts
Switzerland +41-44-234 85 00
www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director
Date: April 28, 2011